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                     March 2, 2022

       Wah Leung
       Chief Executive Officer
       Bylog Group Corp.
       84/1 Bilang, Hutan #402
       Dalian City Lianoning Province, China

                                                        Re: Bylog Group Corp.
                                                            Form 10-K for the
Fiscal Year Ended March 31, 2021
                                                            Filed July 12, 2021
                                                            File No. 333-211808

       Dear Mr. Leung:

               We issued comments to you on the above captioned filing on February 7, 2022. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by March 16, 2022.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Kathleen Collins, Accounting Branch Chief at (202) 551-3499 with any questions.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Technology